UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

KKR & Co. L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

48248M102

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48248M102
1.	Name of Reporting Person KKR Holdings L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 432,578,489
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 432,578,489
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 432,578,489
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 64.0%*
12.	Type of Reporting Person (See Instructions) PN

*	The calculation of the foregoing percentage is based on 243,654,461 common units outstanding as of October 31, 2012 as reported in the KKR & Co. L.P. Quarterly Report on Form 10-Q for the period ended September 30, 2012, as filed with the Securities and Exchange Commission on November 2, 2012.

CUSIP No. 48248M102
1.	Name of Reporting Person Henry R. Kravis
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 437,454,238
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 437,454,238
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 437,454,238
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 64.7%*
12.	Type of Reporting Person (See Instructions) IN

*	The calculation of the foregoing percentage is based on 243,654,461 common units outstanding as of October 31, 2012 as reported in the KKR & Co. L.P. Quarterly Report on Form 10-Q for the period ended September 30, 2012, as filed with the Securities and Exchange Commission on November 2, 2012.

CUSIP No. 48248M102
1.	Name of Reporting Person George R. Roberts
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 437,521,238
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 437,521,238
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 437,521,238
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 64.7%*
12.	Type of Reporting Person (See Instructions) IN

*	The calculation of the foregoing percentage is based on 243,654,461 common units outstanding as of October 31, 2012 as reported in the KKR & Co. L.P. Quarterly Report on Form 10-Q for the period ended September 30, 2012, as filed with the Securities and Exchange Commission on November 2, 2012.

STATEMENT ON SCHEDULE 13G

This is Amendment Number 2 to the Statement on Schedule 13G filed on February 14, 2011 (the “Schedule 13G”).

Pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, and as provided in the Joint Filing Agreement filed as Exhibit 1 to the Schedule 13G, each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their ownership of common units (the “Common Units”) of KKR & Co. L.P. (the “Issuer”).

Item 1.

	(a)	Name of Issuer:

KKR & Co. L.P.

	(b)	Address of Issuer’s Principal Executive Offices:

9 West 57th Street, Suite 4200 New York, NY 10019

Item 2.

	(a)	Name of Persons Filing:

KKR Holdings L.P. Henry R. Kravis George R. Roberts

	(b)	Address of Principal Business Office, or, if None, Residence:

The principal business office for all persons filing (other than George R. Roberts) is:

c/o Kohlberg Kravis Roberts & Co. L.P. 9 West 57th Street, Suite 4200 New York, NY 10019

The principal business office for George R. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P. 2800 Sand Hill Road, Suite 200 Menlo Park, CA 94025

	(c)	Citizenship:

See Item 4 of each cover page.

	(d)	Title of Class of Securities:

Common Units

	(e)	CUSIP Number:

48248M102

Item 3.

Not applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned:

As of December 31, 2012, KKR Holdings L.P. may be deemed to be the beneficial owner of 432,578,489 Common Units, consisting of the 25,213 Common Units and 432,553,276 KKR Group Partnership Units (which are exchangeable into Common Units on a one-for-one basis) that it holds.

KKR Holdings L.P. is a limited partnership that is controlled by KKR Holdings GP Limited, its sole general partner. Messrs. Henry Kravis and George Roberts, by virtue of their rights under the organizational documents of KKR Holdings GP Limited, may be deemed to beneficially own the KKR Group Partnership Units and Common Units held by KKR Holdings L.P.

As of December 31, 2012, Mr. Kravis may be deemed to be the beneficial owner of 437,454,238 Common Units, based on the 25,213 Common Units and 432,553,276 KKR Group Partnership Units held by KKR Holdings L.P., 1,028,156 Common Units held by KKR MIF Fund Holdings L.P., 3,639,010 Common Units held by KKR Reference Fund Investments L.P. and excludes 208,634 Common Units held by a KKR-related holding vehicle.

As of December 31, 2012, Mr. Roberts may be deemed to be the beneficial owner of 437,521,238 Common Units, based on the 25,213 Common Units and 432,553,276 KKR Group Partnership Units held by KKR Holdings L.P., 1,028,156 Common Units held by KKR MIF Fund Holdings, L.P., 3,639,010 Common Units held by KKR Reference Fund Investments L.P. and excludes 275,583 Common Units held by a KKR-related holding vehicle.

	(b)	Percent of class:

Based on 243,654,461 Common Units issued and outstanding (which is the number of Common Units outstanding as of October 31, 2012 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2012, filed with the Securities and Exchange Commission on November 2, 2012).

(i) KKR Holdings L.P. may be deemed to be the beneficial owner of approximately 64.0% of the Issuer’s outstanding Common Units and (ii) each of Messrs. Kravis and Roberts may be deemed to be the beneficial owner of approximately 64.7% of the Issuer’s outstanding Common Units.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Item 5 of each cover page.

(ii) Shared power to vote or to direct the vote

See Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition of

See Item 7 of each cover page.

(iv) Shared power to dispose or to direct the disposition of

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 14, 2013

KKR HOLDINGS L.P.

By:	KKR Holdings GP, Limited, its general partner

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for William J. Janetschek, Director

HENRY R. KRAVIS

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact